
04004114

Washington, D.C. 20549   ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-*53396*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__January 1, 2003__ AND ENDING__December 31, 2003__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Creek Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

213 Park Avenue

(No. and Street)

Laguna Beach,   California   92651

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul F. Gutierrez   949-376-1000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation

(Name – if individual, state last, first, middle name)

10680 W. Pico Boulevard, Suite 260   Los Angeles, California   90064

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

□ Public Accountant

□ Accountant not resident in United States or any of its possessions.

FEB 2 4 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Paul F. Gutierrez_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Salt Creek Securities, LLC_____ , as of ___December 31_____, 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

SUBSCRIBED AND SWORN (OR AFFIRMED) TO
BEFORE ME THIS __23 RD_____ DAY
OF__FEBRUARY_____, 20_04_

_____
Notary Public

_____
Signature

_P(LESIDENT_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition

- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SALT CREEK SECURITIES, LLC

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

213 Park Avenue
Laguna Beach, California 92651

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Salt Creek Securities, LLC
Laguna Beach, California

I have audited the accompanying statement of financial condition of Salt Creek Securities, LLC as of December 31, 2003 and related statements of income (loss), changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Salt Creek Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Salt Creek Securities, LLC as of December 31, 2003 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner, C.P.A.

Los Angeles, California
January 14, 2004

1

SALT CREEK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	
Checking	$ 11,462
Money market	150,898
Clearing deposit	100,867
	263,227
Commissions receivable	47,449
Prepaid expense	5,100
Rent deposit	525
Furniture & equipment less accumulated depreciation - $(4,653)	14,863
TOTAL ASSETS	**$331,164**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 4,389
Commissions payable	43,028
Clearing charges payable	28,959
State taxes payable	3,300
TOTAL LIABILITIES	79,676
MEMBERS' EQUITY	251,488
TOTAL LIABILITIES AND MEMBERS' EQUITY	$331,164

See Accompanying Notes to Financial Statements

SALT CREEK SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES

Commissions	$ 737,302
Clearing Account – Profit/Loss	(455)
Interest Income	2,658
TOTAL REVENUE	739,505
OPERATING EXPENSES - Page 9	536,395
INCOME BEFORE INCOME TAXES	203,110
STATE FRANCHISE TAX PROVISION	3,300
NET INCOME	$ 199,810

See Accompanying Notes to Financial Statements

3

SALT CREEK SECURITIES, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Contribution	Withdrawal	Retained Earnings	Total
Balance, December 31, 2002	$230,000	$(480,000)	$621,678	$ 371,678
Contribution	--			--
Withdrawals		(320,000)		(320,000)
Net Income			199,810	199,810
Balance, December 31, 2003	$230,000	$(800,000)	$821,488	$ 251,488

See Accompanying Notes to Financial Statements

SALT CREEK SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net income (loss)	$ 199,810
Depreciation	1,786
Changes in operating assets and liabilities:	
Commissions receivable	35,984
Prepaid expenses	(2,345)
Accounts payable	(289)
Commissions payable	27,938
Clearance charges payable	19,906
State taxes payable	(2,700)
Net cash provided by operating activities	280,090
Cash Flows from Financing Activities	
Withdrawals	(320,000)
Net decrease in cash	(39,910)
Cash at beginning of year	303,137
Cash at December 31, 2003	$263,227
Supplemental Cash Flow Information:	
Cash paid for state taxes	$ 6,800
Interest	$ --

See Accompanying Notes to Financial Statements

5

NOTE 1 – <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
<u>ORGANIZATION AND NATURE OF BUSINESS.</u>

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a California limited liability company with offices in Laguna Beach and Hillsborough, California and New York City, New York. The Hillsborough, California office is inactive.

The Company was organized in May 2001 and began to conduct business as an introducing broker-dealer in March 2002. The Company is engaged in a single line of business as a securities broker-dealer serving mostly institutional clients. See Note 4 "Concentrations of Credit Risks."

<u>Cash and Cash Equivalents</u>
For financial statements purposes, the Company considers money market accounts as cash equivalents.

Included in the clearing deposit is $5,000 that would be withheld should the Company cancel its clearing agreement in the first two years of the agreement. Management considers the $5,000 as a non allowable asset for purposes of the net capital computation. See page 12.

<u>Securities Transactions</u>
Securities transactions are executed and settled by an independent securities clearing company. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commissions are collected by the independent clearing company and credited to the Company, after deducting clearing charges and advances on a monthly basis.

<u>Furniture and Equipment</u>
Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided using the straight line method for financial reporting purposes at rates based on the estimated useful lives of five years.

<u>Income Taxes</u>
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated between the two members in accordance with the operating agreement of the Company.

NOTE 1 – <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
<u>ORGANIZATION AND NATURE OF BUSINESS</u> - Continued

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include a $800 minimum tax plus a $2,500 fee.

NOTE 2 – <u>CASH IN EXCESS OF FDIC LIMITS</u>

The Company maintains cash balances at a bank, which are FDIC insured up to $100,000. As of December 31, 2003 the bank balances in excess of the amount insured were $62,360.

NOTE 3 – <u>FURNITURE AND EQUIPMENT</u>

As of December 31, 2003, furniture and equipment consists of the following:

Equipment	$19,516
Less: accumulated depreciation:	4,653
	$14,863

For the year ended December 31, 2003, depreciation expense was $1,786.

NOTE 4 – <u>CONCENTRATION OF CREDIT RISK</u>

The Company is engaged in brokerage activities for individual and institutional clients. The institutional clients are referred by one trader and are the majority of fees earned by the Company. In the event the relationship between the referring trader and the Company is impaired the Company may be exposed to significant risk.

NOTE 5 – <u>COMMITMENTS</u>

The Company leases its office space at $525 per month. The lease expires on June 30, 2004.

NOTE 6 – <u>EMPLOYEE BENEIFT PLAN</u>

The Company maintains a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the 401(K) plan from the date of employment. The Company's contribution to the plan is at the discretion of management. For the year ended December 31, 2003 the Company did not make a contribution to the Plan.

NOTE 7 – <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first two years (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2003, the Company had net capital of $226,000, which was $220,689 in excess of its required net capital of $5,311. The Company's percentage of aggregate indebtedness to net capital was 35.3%.

NOTE 8 - <u>USE OF ESTIMATES</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Salt Creek Securities, LLC
Laguna Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2003 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner, CPA

Los Angeles, California
January 14, 2004

9

SALT CREEK SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Automobile Expense	$ 1,083
Bank Service Charges	(15)
CA Secretary of State	20
Clearing Charges	92,446
Commissions	213,397
Compliance/Training Materials	2,327
Computer Equipment	182
Consulting	11,280
Depreciation	1,786
Exchange Fees	2,348
Execution Fees	94,800
Gift	358
Insurance	19,741
Internet	2,142
Office Supplies	754
Payroll Expenses	1,075
Payroll Taxes	12,128
Postage and Delivery	314
Regulatory Fees	2,079
Rent	5,762
Salaries	50,000
Tax	1,686
Telephone	4,662
Travel & Entertainment	8,177
Utilities	365
Miscellaneous	7,498
	$536,395

SALT CREEK SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$251,488
Non allowable assets - Page 12	25,488
NET CAPITAL	$226,000

COMPUTATION OF NET CAPITAL REQUIREMENTS
Minimum net aggregate indebtedness-

.067% of net aggregate indebtedness	$ 5,311
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,311
EXCESS CAPITAL (DEFICIENCY)	$220,689
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$218,032

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 79,676
Percentage of aggregate indebtedness to net capital	35.3%

RECONCILIATION

The following is a reconciliation as of December 31, 2003 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

NON-ALLOWABLE ASSETS

Clearing Deposit – see below	$ 5,000
Prepaid Expenses	5,100
Rent Deposit	525
Furniture & Equipment	14,863
	$ 25,488
Clearing Deposit	100,867
Clearing Deposit subject to early cancellation penalty	5,000
Allowable Deposit	$ 95,867

See Accompanying Notes to Financial Statements

12

PART II

SALT CREEK SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Salt Creek Securities, LLC
Laguna Beach, California

In planning and performing my audit of the financial statements of Salt Creek Securities, LLC (the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

13

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
January 14, 2004